Filed by: LVB Acquisition, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No.: 333-198380

NEWS

Contacts:

Media	Investors
Monica Kendrick	Robert J. Marshall Jr.
574-372-4989	574-371-8042
monica.kendrick@zimmer.com	robert.marshall@zimmer.com

Zimmer Announces Executive Leadership Team and New Name of Combined Company Following Closing

Combined Entity to be Named Zimmer Biomet

(Warsaw, Indiana) October 30, 2014 – Zimmer Holdings, Inc. (NYSE: ZMH and SIX: ZMH) today announced the future executive leadership team and organizational structure of the combined company following the closing of the Biomet transaction. Zimmer also announced that the combined organization will leverage the strength of both companies’ brands and will be named Zimmer Biomet, with the new brand to be rolled out across the combined company following the closing of the merger. The future leadership team is committed to establishing Zimmer Biomet as a global musculoskeletal healthcare leader by building upon the principles and practices that have made both companies so successful.

“These announcements mark important milestones that will help advance the effective integration of our two companies upon closing,” said David Dvorak, President and CEO of Zimmer, who, as previously announced, will continue as President and CEO of the combined company. “Zimmer and Biomet each have extraordinary talent across all levels, and we are confident that we have put in place a team and organizational structure to drive the combined company into this new chapter. In addition, becoming Zimmer Biomet brings together two well-respected and recognizable names in the industry that share a commitment to new innovations that enhance patient outcomes and improve quality of life.”

The executive leadership team of the new Zimmer Biomet will comprise 12 executives reporting directly to Dvorak, and will be organized around three business units, three geographic regions and six functional areas.

Zimmer Biomet business units and leadership:

•	Adam R. Johnson, Group President, with responsibility for the Spine, Microfixation, Bone Healing and Dental businesses. Johnson has served in leadership roles at Biomet for 12 years. Most recently, Johnson leads Biomet’s Spine, Microfixation and Bone Healing Division.

•	David A. Nolan, Group President, with responsibility for the Sports Medicine, Extremities, Trauma, Biologics and Surgical businesses. Nolan has more than 20 years of experience in commercial leadership roles at Biomet and Zimmer. Most recently, Nolan leads Zimmer’s Advanced Solutions portfolio.

•	Daniel E. Williamson, Group President, with responsibility for the Knee, Hip and Bone Cement businesses. Williamson has served in senior leadership roles at Biomet for 24 years. Most recently, Williamson leads Biomet’s Reconstructive Division.

Zimmer Biomet geographic regions and leadership:

•	Stuart G. Kleopfer, President, Americas. The Americas region will be comprised of the United States, Canada and Latin America. Kleopfer has held the U.S. executive leadership position at Biomet for four years and has been with Biomet for 26 years.

•	Katarzyna Mazur-Hofsaess, M.D., Ph.D., President, EMEA. The EMEA region will be comprised of Europe, the Middle East and Africa. Mazur-Hofsaess has held an EMEA senior leadership position with Zimmer for four years.

•	Sang Yi, President, Asia Pacific. The Asia Pacific region will be comprised of China, Japan, India, Australia, New Zealand, Korea and Southeast Asia. Yi has held an Asia Pacific senior leadership position with Zimmer for two years. Stephen H.L. Ooi, Zimmer President, Asia Pacific, will retire from his current position at the close of the transaction. Ooi will serve in an advisory role following the close.

Zimmer Biomet functional areas and leadership:

•	Robin T. Barney, Senior Vice President, Global Operations and Logistics. Barney has held the Global Operations and Logistics executive leadership position at Biomet for seven years.

•	Audrey M. Beckman, Senior Vice President, Strategic Quality Initiatives. Beckman has served in senior leadership roles at Zimmer for 18 years and has been with the Company for 28 years.

•	William P. Fisher, Senior Vice President, Global Human Resources. Fisher has held the Global Human Resources executive leadership position at Zimmer for five years.

•	Daniel P. Florin, Senior Vice President, Chief Financial Officer. Florin has served as the Chief Financial Officer at Biomet for seven years. James T. Crines, Zimmer Chief Financial Officer, will retire from his current position at the close of the transaction. Crines will serve in an advisory role following the close.

•	Emmanuel O. Nyakako, Senior Vice President, Global Quality, Clinical and Regulatory Affairs. Nyakako has held the Global Quality, Clinical and Regulatory Affairs executive leadership position at Zimmer for two years.

•	Chad F. Phipps, Senior Vice President, General Counsel and Secretary. Phipps has held the General Counsel position at Zimmer for seven years.

Dvorak continued, “Our two companies will be stronger together, and that is proven by the management team we have assembled. With the help of these individuals, and many more across both organizations, we are making great progress in our integration planning and are positioned to immediately begin capturing the benefits of the combination upon closing. I also want to recognize all of our leaders for their continued guidance as we plan for the new Zimmer Biomet and thank those who will be continuing in advisory roles following the closing to help ensure a seamless transition and integration.”

Until the closing of the transaction, the respective companies will continue to operate under their current leadership structure and as two separate organizations.

As previously announced on April 24, 2014, Zimmer and Biomet agreed to combine in a transaction valued at approximately $13.35 billion. The combination, which is expected to close in the first quarter of 2015, remains subject to the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, approval from the European Commission and the Japan Fair Trade Commission, as well as other customary closing conditions. It is expected that the combined company’s shares will trade on the New York Stock Exchange under Zimmer’s current ticker symbol of “ZMH” following the closing.

About Zimmer Holdings, Inc. Founded in 1927 and headquartered in Warsaw, Indiana, Zimmer designs, develops, manufactures and markets orthopaedic reconstructive, spinal and trauma devices, dental implants, and related surgical products. Zimmer has operations in more than 25 countries around the world and sells products in more than 100 countries. Zimmer’s 2013 sales were approximately $4.6 billion. The Company is supported by the efforts of more than 9,000 employees worldwide.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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